SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 2

                           RJR Nabisco Holdings Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74960K 87 6
                                 (CUSIP Number)

                             Richard J. Lampen, Esq.
                  Executive Vice President and General Counsel
                 New Valley Corporation, 100 S.E. Second Street,
                   32nd Floor, Miami, FL 33131 (305) 579-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                             New York, NY 10005-1413
                                 (212) 530-5732

                                 March 15, 1996
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement | |.

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Brooke Group Ltd.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          HC; CO



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                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  BGLS Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                              |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  Liggett Group Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 200

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            200

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                              200

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than one-tenth of 1%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  New Valley Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          HC; CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON:  ALKI Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               5,161,750

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          5,161,750

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     5,161,750

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.9%

(14)     TYPE OF REPORTING PERSON:          CO

                                  SCHEDULE 13D

CUSIP NO.: 74960K 87 6

(1)      NAME OF REPORTING PERSON: Bennett S. LeBow

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)               |_|

         (b)               |X|

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:  N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)               |_|

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: United States of

         America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 -0-

         (8)      SHARED VOTING POWER:               -0-

         (9)      SOLE DISPOSITIVE POWER:            -0-

         (10)     SHARED DISPOSITIVE POWER:          -0-

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                     -0-

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       |X|

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

(14)     TYPE OF REPORTING PERSON:          IN

     This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 1996, as amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share, of RJR Nabisco Holdings Corp., a Delaware corporation (the "Company" or "RJR Nabisco"), with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019.

     This statement is being filed by the Reporting Persons (as defined in the Schedule 13D). Other than as set forth herein there has been no material change in the information set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Brooke announced on March 15, 1996 that it has entered into a settlement of tobacco litigation (the "Medicaid Settlement") with the Attorneys General of five states. The settlement with the attorneys general releases Brooke and Liggett from all tobacco-related Medicaid reimbursement claims by the states of Florida, Louisiana, Massachusetts, Mississippi and West Virginia. A copy of the press release announcing the Medicaid Settlement is attached hereto as Exhibit 14 and incorporated herein by reference.

     The five states have also agreed that they will not seek to enjoin the spinoff of Nabisco to RJR Nabisco stockholders if the Brooke Group Nominees are elected to the RJR Nabisco Board of Directors at the Company's 1996 annual meeting of stockholders.

     The Medicaid Settlement would also apply in the event of a merger or other business combination between Liggett or Brooke and any of the other defendants, including the Company and its subsidiaries, in the lawsuits, except any entity with a market share greater than 30%. Any merger of Liggett with another tobacco company is not required by the Medicaid Settlement provision which allows the Nabisco spinoff to proceed without the threat of an injunction by the five states. If the Brooke Group Nominees are elected at the Company's 1996 annual meeting of stockholders, the Reporting Persons anticipate that the Company will be afforded the first opportunity to consider whether it wishes to explore joining the Medicaid Settlement through a merger or other transaction. Any decision to participate in the benefits of Brooke's settlement through a combination with Liggett is an entirely separate matter which would have to be approved by the RJR Nabisco Board of Directors and its stockholders. Mr. LeBow would not be involved in evaluating the merits of such a transaction. This process would be directed by the independent directors of RJR Nabisco, assisted by legal and financial advisors.

     The foregoing summary of the settlement agreement with the attorneys general is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 15 and is incorporate herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5(a) of the Schedule 13D is hereby amended to add the following:

     As of the close of business on March 18, 1996, the Icahn Entities have informed the Reporting Persons that they beneficially owned in the aggregate 12,736,300 shares of Common Stock, which constitute in the aggregate approximately 4.7% of the Common Stock outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

14.  Press release of Brooke Group Ltd. dated March 15, 1996.

15. Settlement Agreement, entered into March 15, 1996 by and among the State of West Virginia, State of Florida, State of Mississippi, Commonwealth of Massachusetts, and State of Louisiana and Brooke Group Ltd., Liggett & Myers, Inc. and Liggett Group Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 1996                     BROOKE GROUP LTD.

                                   By:  New Valley Corporation

                                        By:/s/RICHARD J. LAMPEN
                                           -----------------------------------
                                           Richard J. Lampen
                                           Executive Vice President


                                   BGLS INC.

                                   By:  New Valley Corporation

                                        By:/s/RICHARD J. LAMPEN
                                           -----------------------------------
                                           Richard J. Lampen
                                           Executive Vice President


                                   LIGGETT GROUP INC.

                                   By:  New Valley Corporation

                                        By:/s/RICHARD J. LAMPEN
                                           -----------------------------------
                                           Richard J. Lampen
                                           Executive Vice President


                                   NEW VALLEY CORPORATION

                                   By:/s/RICHARD J. LAMPEN
                                      ----------------------------------------
                                      Richard J. Lampen
                                      Executive Vice President


                                   ALKI CORP.

                                   By:  New Valley Corporation

                                        By:/s/RICHARD J. LAMPEN
                                           -----------------------------------
                                           Richard J. Lampen
                                           Executive Vice President


                                   BENNETT S. LEBOW

                                   By:  New Valley Corporation

                                        By:/s/RICHARD J. LAMPEN
                                           -----------------------------------
                                           Richard J. Lampen
                                           Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.                          Title:
-----------                          ------

     14.  Press release of Brooke Group Ltd. dated March 15, 1996.

     15. Settlement Agreement, entered into March 15, 1996 by and among the State of West Virginia, State of Florida, State of Mississippi, Commonwealth of Massachusetts, and State of Louisiana and Brooke Group Ltd., Liggett & Myers, Inc. and Liggett Group Inc.